United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	8

Press Release

Vale pays dividend to shareholders

Rio de Janeiro, October 16, 2014 — Vale S.A. (Vale) informs that its Board of Directors approved today the payment of the second installment of the 2014 minimum dividend of US$ 2.1 billion (R$ 5.106.360.000,00),  equivalent to US$ 0.407499945 (R$ 0.990876867) per outstanding common or preferred share.

Form of payment

Payment of the dividend will be made as follows:

1.              Distribution of R$ 5.106.360.000,00 equivalent to R$ 0.990876867 per outstanding common or preferred share, based on the number of shares on October 15, 2014 (5,153,374,926), being R$ 3,354,000,000.00 in the form of interest on capital and R$ 1,752,360,000.00 in the form of dividends, equivalent to US$ 0.267657356 (R$ 0.650835627) per share as interest on capital and US$ 0.139842589 (R$ 0.340041240) per share as dividends.

The values were obtained from the conversion of the US dollar value into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on October 15, 2014, of R$ 2.4316 per US dollar, as announced on January 30, 2014 and September 29, 2014.

2.              The payment will be made as of October 31, 2014. The holders of American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs) will receive the payment through JP Morgan, the depositary agent for the ADRs and HDRs, on November 7 and 12, 2014, respectively.

3.              All shareholders on these respective record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&F Bovespa is October 16, 2014. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is October 21, 2014 and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on October 21, 2014.

4.              Vale shares will start trading ex-dividend on BM&F Bovespa, NYSE and Euronext Paris as of October 17, 2014, and on HKEx as of October 20, 2014.

For further information, please contact:

+55-21-3814-4540

Rogério Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcelo Bonança : marcelo.bonanca@vale.com

Marcelo Lobato : marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of

Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXTRACT OF THE MINUTES OF THE ORDINARY

BOARD OF DIRECTORS MEETING OF VALE S.A.

On October 16, 2014, at 9:30am, met, ordinarily, at the head office of Vale S.A. (“Vale”), at Avenida Graça Aranha No. 26, 19th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, Messrs. Dan Conrado — President, João Batista Cavaglieri, José Mauro Mettrau Carneiro da Cunha, Marcel Juviniano Barros, Robson Rocha, Sérgio Alexandre Figueiredo Clemente, directors, and Messrs. Eduardo de Oliveira Rodrigues, Isao Funaki, Laura Bedeschi Rego de Mattos and Luiz Maurício Leuzinger, alternate directors acting as directors. Also present was Mr. Clovis Torres, General Council, acting as the Secretary of the meeting. Having the board deliberated, by unanimity of the presents, about the following subject: “PAYMENT OF THE SECOND INSTALLMENT OF THE DIVIDEND TO VALE’S SHAREHOLDERS — In accordance with Vale’s Dividend Policy approved on the Extraordinary General Meeting held on April 27, 2005, and as publicly disclosed on January 30, 2014, the Board of Directors, with the approval of the Fiscal Council, as informed by Mr. Aníbal Moreira dos Santos, member of the Fiscal Council present at the meeting in accordance with article163, § 3º, of Law N. 6.404/1976, has approved the payment, as of October 10, 2014, of the second installment of the 2014 dividend to the shareholders amounting to R$5.106.360.000,00, as an anticipation of distribution of profit for 2014, based on the balance sheet of June 2014, in the total gross amount of R$0,990876867 per outstanding common or preferred share issued by Vale. From the total amount, R$3.354.000.000,00 will be paid in the form of interest on capital, subject to a withholding income tax in accordance with Brazil’s tax code, and R$1.752.360.000,00 will be paid in the form of dividends, being such amounts correspondent to, respectively, R$0,650835627 (subject to a withholding income tax in accordance with Brazil’s tax code) and R$0,340041240 per outstanding common or preferred share. All investors who hold Vale shares at the record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&FBovespa is October 16, 2014. The record date for the holders of American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (NYSE) and Euronext Paris is October 21, 2014 and for the holders of Hong Kong Depositary Receipts (“HDRs”) traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on October 21, 2014. Vale shares will be traded ex-dividend on BM&FBovespa, NYSE and Euronext Paris as of October 17, 2014 and on the HKEx as of October 20, 2014.” I certify that the above resolution was taken from the minutes recorded in the Book of Meetings of the Board of Directors of the company.

Rio de Janeiro, October 16, 2014.

Clovis Torres

Secretary

MINUTES OF THE EXTRAORDINARY FISCAL COUNCIL MEETING OF VALE S.A. (RECF-07/14-15)

On October 10, 2014, there was an extraordinary meeting, at Vale’s head Office, at Avenida Graça Aranha, 26, Rio de Janeiro. The members of the Fiscal Council analyzed the Executive Board’s proposal, represent the payment of the second installment of shareholders remuneration, to be referred to the Board of Directors, as DDE-302/2014. In attendance at the meeting were Mr. Felipe Aigner, Treasury Director, and Mr. Ênio Stein, Treasury Manager, who made a presentation on the subject and provided the requested information. At the end was issued an “OPINION OF FISCAL COUNCIL ON REMUNERATION TO SHAREHOLDERS”, attached to the minute. The members of the Fiscal Council, Mr. Marcelo Amaral Moraes and Mr. Dyogo Henrique de Oliveira, participated by conference call.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Dyogo Henrique de Oliveira
Counselor	Counselor

OPINION OF FISCAL COUNCIL ON REMUNERATION TO SHAREHOLDERS

The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, having analyzed the Executive Board’s proposal for payment of second installment of shareholders remuneration, as DDE-302/2014, has the opinion that the proposal is in condition to be appreciated by Board of Directors of the Company.

Rio de Janeiro, October 10, 2014.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Dyogo Henrique de Oliveira
Counselor	Counselor

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: October 16, 2014		Director of Investor Relations